Exhibit O

December 3, 2003

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:	Metallica Resources Inc.

In regard to the filing of the (final) prospectus of Metallica Resources Inc. dated December 3, 2003 (the “Final Prospectus”) and the technical report entitled “Cerro San Pedro Gold – Silver Project Central Mexico Amended Technical Report” dated November 24, 2003 (the “Cerro San. Pedro Gold–Silver Technical Report”), the undersigned hereby consents to:

1.	The filing of the Cerro San Pedro Gold-Silver Technical Report.

2.	The written disclosure of the Cerro San Pedro Gold-Silver Technical Report and such extracts from this report that have been included in the Final Prospectus.

I confirm that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from the Cerro San Pedro Gold-Silver Technical Report, or that the written disclosure contains any misrepresentation of the information contained in the Cerro San Pedro Gold-Silver Technical Report.